UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALEXZA PHARMACEUTICALS, INC.

(Name of Subject Company)

ALEXZA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

015384 209

(CUSIP Number of Class of Securities)

Thomas B. King

President and Chief Executive Officer

Alexza Pharmaceuticals, Inc.

2091 Stierlin Court

Mountain View, California 94043

(650) 944-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Brent Fassett, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, Colorado 80021

(720) 566-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14d-9 filing is made in connection with that certain Agreement and Plan of Merger, dated as of May 9, 2016 by and among Alexza Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Parent”), and Ferrer Pharma Inc., a Delaware corporation and a wholly owned indirect subsidiary of Parent, and consists of a letter from Thomas B. King, President and CEO of the Company, to the Company’s employees regarding the proposed acquisition of the Company.

The information set forth under Items 1.01, 1.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on May 10, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

Letter to the Company’s Employees from Thomas B. King

May 10, 2016

To All Alexza Employees:

I am pleased and excited to announce to you some exciting news for Alexza.

Earlier today, we issued a press release announcing that Alexza has entered into an agreement for the company to be acquired by Grupo Ferrer Internacional, SA (Ferrer), for $0.90 per share in cash. In addition to the upfront cash payment, each Alexza stockholder will receive a Contingent Value Right (CVR), entitling the stockholder to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all shareholders assuming all four payments are made) maximum amount of $35 million (subject to certain deductions) if certain licensing payments and revenue milestones are achieved.

This transaction has been unanimously approved by the Boards of Directors of both companies. Our expectation is to close the transaction before the end of June 2016, subject to customary closing conditions.

We obviously know Ferrer quite well, as they have been our partner for more than four years. I do want to share with you a little bit about what I believe this means for Alexza, in particular the recognition for our accomplishments and our Staccato technology, and the opportunity to accomplish even more with Ferrer’s support.

First, this transaction allows for the global rights to ADASUVE to be consolidated under one ownership including ongoing clinical development, product commercialization and commercial manufacturing activities and strategies. Strong efficiencies and economies of scale can be gained with this single focus. We all truly believe that ADASUVE is changing medicine, one patient at a time. Early data from the market supports the clinical benefits of ADASUVE, which we observed in our Phase 3 clinical trials.

Additionally and importantly, we have an amazing technology! The development of additional product candidates has been hampered during the past four to five years with our required focus on ADASUVE and the resulting limited resources we have had available for new product development. As you have heard, Ferrer is strongly committed to further development of Staccato-based products, both for our publicly announced programs and for new programs that have not been publically announced. This is exciting for both the technology and also for all of you as key contributors to the R&D and related activities associated with new product development.

Although the SEC places certain limits on what we can discuss publicly, there are still a lot of questions we can answer, particularly about how this change will affect you as an employee of the company. We will have an all employee meeting on Tuesday at 11:45am in the lunch room. I look forward to talking with you more at that time.

Alexza Pharmaceuticals, Inc.

2091 Stierlin Court

Mountain View, CA 94043

From now until the transaction closes, Alexza continues as a stand-alone, publicly-traded company, and we simply have to remain focused on our goals and objectives. Patients are still using ADASUVE on a daily basis, which we need to support, and our Phase 2 Staccato alprazolam clinical trial is in the final stages of completion. Additionally, many of you are working on some R&D activities for new product candidates, which we have shared with Ferrer and they are excited for us to continue.

As a final matter, this news will generate attention from the press and investment community. It is very important that if you receive any inquiries from media or investors, you please immediately refer them to me or to the investor relations contact points outlined below.

In the end, one of the most exciting aspects of Alexza to Ferrer is our people and the longer-term value that each of you will be able to contribute to successes in the future.

With very best regards,

/s/ Thomas B. King

Thomas B. King

President and CEO

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to Alexza’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Alexza and Ferrer to complete acquisition of Alexza by Ferrer, including the parties’ ability to satisfy the conditions to the consummation of the acquisition, the possibility of any termination of the agreement between the parties, timing of completion of the acquisition, the acceleration of growth of the combined enterprise and the transition of jobs, leadership and culture. The forward-looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing and completion of the acquisition of Alexza by Ferrer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisitoin; the effects of disruption from the transactions on Alexza’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the acquisition may result in significant costs of defense, indemnification and liability and potential delay; other risks and uncertainties pertaining to the business of Alexza, dependence on individual customers, claims that Alexza’s products infringe the intellectual property rights of others; the inability to enforce or protect intellectual property rights and proprietary techniques against infringement; the inability to maintain or attract key personnel; and other

Alexza Pharmaceuticals, Inc.

2091 Stierlin Court

Mountain View, CA 94043

risks detailed in the Alexza’s public filings with the U.S. Securities and Exchange Commissionfrom time to time, including the Alexza’s most recent Annual Report on Form 10-K for the year ended December 31, 2015. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements contained in this document speak only as of the date hereof, and Alexza expressly disclaims any intent or obligation to update or revise publicly the forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Investors/Important Additional Information will be Filed with the U.S. Securities and Exchange Commission (SEC)

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Alexza stock. Grupo Ferrer has not commenced the tender offer for shares of Alexza stock described in this announcement. Upon commencement of the tender offer, Grupo Ferrer will file with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Alexza will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting the investor relations department of Alexza at the email addresses included below.

Alexza Pharmaceuticals, Inc.

Investor Relations Contact

+1 650 944 7900 or investor.info@alexza.com

Alexza Pharmaceuticals, Inc.

2091 Stierlin Court

Mountain View, CA 94043